EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Six Months Ended
	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$20,098		$19,535		$37,844		$36,854
Add: Fixed charges, net	12,165		15,016		24,430		34,341
Income before income taxes and fixed charges, net	32,263		34,551		62,274		71,195
Fixed charges
Interest expense	$11,884		$14,765		$23,875		$33,840
One-third of rental expense	281		251		555		501
Interest on unrecognized tax benefits	0		0		0		0
Total fixed charges	$ 12,165		$ 15,016		$ 24,430		$ 34,341
Ratio of Earnings to Fixed Charges	2.65	x	2.30	x	2.55	x	2.07	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$20,098		$19,535		$37,844		$36,854
Add: Fixed charges, net	7,033		9,594		14,097		23,193
Income before income taxes and fixed charges, net	27,131		29,129		51,941		60,047
Fixed charges
Interest expense (excluding deposits)	6,752		9,343		13,542		22,692
One-third of rental expense	281		251		555		501
Interest on unrecognized tax benefits	-				-
Total fixed charges	$ 7,033		$ 9,594		$ 14,097		$ 23,193
Ratio of Earnings to Fixed Charges	3.86	x	3.04	x	3.68	x	2.59	x